Exhibit 99.1

Seanergy Maritime Reports Financial Results for the Quarter Ended March 31, 2025 and Declares Cash Dividend of $0.05 Per Share

Highlights
(in million USD, except EPS)	Q1 2025	Q1 2024
Net Revenues	$24.2	$38.3
Net (loss) / income	$(6.8)	$10.2
Adjusted net (loss) / income[1]	$(5.2)	$11.6
EBITDA[1]	$6.6	$21.6
Adjusted EBITDA[1]	$8.0	$23.2

(Loss) / earnings / per share Basic & Diluted	$(0.34)	$0.50
Adjusted (loss) / earnings per share Basic[1]	$(0.27)	$0.58
Adjusted (loss) / earnings per share Diluted[1]	$(0.27)	$0.57

Other Highlights and Developments:

■	Fleet TCE[2] of $13,403, outperforming the Baltic Capesize Index (“BCI”) by 3% in Q1 2025
■	Declared $0.05 per share quarterly cash dividend – 14th consecutive quarterly dividend - Cumulative cash dividends of $2.26 per share, totaling $43.1 million
■	$88.1 million in new financings and refinancings at improved terms and pricing
■	Estimated fleet loan-to-value (“LTV”) below 50%; no significant maturities before Q2 2026
■	Delivery of two Japanese vessels and commencement of period employments

May 27, 2025 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), a leading pure-play Capesize shipping company, today reported its financial results for the first quarter of 2025 and announced a quarterly cash dividend of $0.05 per common share—marking the 14th consecutive quarterly dividend under its capital return policy.

For the quarter ended March 31, 2025, the Company generated Net Revenues of $24.2 million, compared to $38.3 million in the first quarter of 2024. Net Loss and Adjusted Net Loss for the quarter were $6.8 million and $5.2 million, respectively, compared to Net Income of $10.2 million and Adjusted Net Income of $11.6 million in the first quarter of 2024. EBITDA and Adjusted EBITDA for the quarter were $6.6 million and $8.0 million, respectively, compared to $21.6 million and $23.2 million, respectively, for the same period of 2024.

1 Adjusted (loss) / earnings per share, Adjusted Net (Loss) / income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted (loss) / earnings per share, Adjusted Net (Loss) / income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

The Company’s fleet achieved a daily Time Charter Equivalent (“TCE”) of $13,403 for the first quarter of 2025, which represents a 3% premium over the average BCI of $12,998 for the same period. This outperformance reflects the effectiveness of Seanergy’s commercial and hedging strategy in navigating a seasonally weak market. Cash and cash-equivalents and restricted cash, as of March 31, 2025, stood at $30.9 million. Shareholders’ equity at the end of the first quarter was $254.8 million. Long-term debt (senior loans and other financial liabilities) net of deferred charges stood at $318.8 million, while the book value of the fleet, including a chartered-in vessel, was $546.9 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Following a year of record financial performance in 2024, Seanergy entered the first quarter of 2025 with a clear strategic focus: to remain well positioned to capitalize on the strong long-term fundamentals of the Capesize sector. We pursued this through selective fleet expansion—acquiring high-quality Japanese-built vessels—and through strategic refinancing transactions that enhanced our financial flexibility.

“During the quarter, we successfully concluded the deliveries of one Capesize and one Newcastlemax vessel, both of which have commenced employment under index linked time charters. These additions bring our fleet to a total of 21 vessels, reinforcing our position as a leading pure-play Capesize company. In parallel, we concluded $88.1 million in new financing and refinancing transactions, addressing all our near-term debt maturities and strengthening our liquidity, while keeping our loan to value ratio below 50%.

“Our first-quarter results were impacted by the typical seasonal slowdown in dry bulk trade. Despite this, we recorded a daily TCE of $13,403 for the quarter, lower than the record levels of the first quarter of 2024, but in line with the seasonal trend of the market. Importantly, market conditions began to recover by late February, and we expect a meaningful improvement in our second-quarter earnings. As of today, approximately 39% of our fleet days for Q2 are fixed at an average daily rate of approximately $22,700, with projected blended fleet TCE exceeding $19,000.

“Looking further into 2025, we have already secured roughly one-third of our operating days until the end of the year at an average daily rate exceeding $22,000. This forward coverage enhances visibility and provides a strong base for continued cash flow generation. Reflecting this and the improving market backdrop, our board has declared a discretionary dividend of $0.05 per share for the quarter—our 14th consecutive quarterly distribution—bringing total shareholder returns under our policy to approximately $43.1 million.

“Turning to market dynamics, we remain optimistic about the Capesize segment. Global seaborne trade volumes and ton-mile demand continue to expand, while supply growth is constrained by a historically low orderbook, elevated newbuilding costs, and tightening environmental regulations.

“Iron ore and bauxite trades have shown resilience despite macroeconomic uncertainty and weather-related disruptions. We expect iron ore volumes to strengthen further from Q2 onward, supported by increased Brazilian exports and the anticipated start of West African exports from Simandou by year-end. Bauxite remains a fast-growing trade, although recent instability in Guinea may cause short-term volatility. Coal volumes moderated in Q1 after a strong 2024 but remain supported by strong energy demand, particularly from Southeast Asia’s expanding coal-fired power generation.

“On the supply side, the Capesize fleet is aging, with a growing portion over 15 years old. Fleet growth has resumed its downward trend, and a high number of dry-dockings scheduled for the remainder of 2025 is expected to further tighten vessel availability. As an example, only six Capesize vessels have been added to the orderbook so far in 2025, compared to 31 during the same period last year, according to Clarksons Research.

“To conclude, we are pleased with our fleet positioning, earnings visibility, and financial strength entering the rest of 2025. The Capesize market has demonstrated resilience through a challenging first quarter, and we remain confident in our ability to deliver strong results as market conditions continue to improve.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum time charter (“T/C”) expiration	Maximum T/C expiration(2)	Charterer
Titanship	207,855	2011	NACKS	-	T/C Index Linked	No	09/2026	03/2027	Costamare
Meiship	207,851	2013	Imabari	-	T/C Index Linked	No	02/2026	06/2026	Costamare
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	10/2025	03/2026	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	06/2025	09/2025	NYK
Paroship	181,415	2012	Koyo -Imabari	Yes	T/C Index Linked	Yes	08/2025	01/2026	Oldendorff
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	10/2025	02/2026	NYK
Kaizenship	181,396	2012	Koyo Dock	-	T/C Index Linked	Yes	07/2025	10/2025	MOL
Iconship	181,392	2013	Imabari	-	T/C Index Linked	Yes	03/2026	06/2026	Costamare
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	04/2026	07/2026	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	03/2025	07/2025	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2026	11/2026	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2027	08/2027	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	02/2026	05/2026	NYK
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	11/2025	01/2026	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	01/2026	05/2026	Costamare
Blueship	178,459	2011	Mitsui SB	-	T/C Index Linked	Yes	06/2026	11/2026	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2025	04/2026	NYK
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	06/2025	09/2025	NYK
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Total / Average age	3,803,918	13.9 years	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA rate for the selected period.

(2)	The latest redelivery date does not include any additional optional periods.

Fleet Data:

(U.S. Dollars in thousands)
	Q1 2025	Q1 2024
Ownership days (1)	1,778	1,547
Operating days (2)	1,713	1,537
Fleet utilization (3)	96.3%	99.4%
TCE rate (4)	$13,403	$24,073
Daily Vessel Operating Expenses (5)	$6,629	$7,156

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)
Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q1 2025	Q1 2024
Vessel revenue, net	23,676	37,774
Less: Voyage expenses	716	774
Time charter equivalent revenues	22,960	37,000
Operating days	1,713	1,537
TCE rate	$13,403	$24,073

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q1 2025	Q1 2024
Vessel operating expenses	12,544	11,070
Less: Pre-delivery expenses	757	-
Vessel operating expenses before pre-delivery expenses	11,787	11,070
Ownership days	1,778	1,547
Daily Vessel Operating Expenses	$6,629	$7,156

Net (loss) / income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q1 2025	Q1 2024
Net (loss) / income	(6,829)	10,161
Interest and finance cost, net	5,094	4,638
Depreciation and amortization	8,325	6,846
EBITDA	6,590	21,645
Stock based compensation	1,539	1,479
Loss on extinguishment of debt	28	-
Loss on forward freight agreements, net	18	78
Gain on FX forwards	(180)	-
Adjusted EBITDA	7,995	23,202

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and gain on FX forwards, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net (Loss) / Income Reconciliation and calculation of Adjusted Earnings Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q1 2025	Q1 2024
Net (loss) / income	(6,829)	10,161
Stock based compensation	1,539	1,479
Loss on extinguishment of debt (non-cash)	18	-
Gain on FX forwards	(180)	-
Adjusted net (loss) / income	(5,452)	11,640
Dividends to non-vested participating securities	(34)	(61)
Undistributed earnings to non-vested participating securities	-	(402)
Adjusted net (loss) / income – common shareholders	(5,486)	11,177
Adjusted (loss) / earnings per common share, basic	(0.27)	0.58
Adjusted (loss) / earnings per common share, diluted	(0.27)	0.57
Weighted average number of common shares outstanding, basic	20,156,636	19,368,751
Weighted average number of common shares outstanding, diluted	20,156,636	19,475,630

To derive Adjusted (Loss) / Earnings Per Share, a non-GAAP financial measure, from Net Income, we adjust for dividends and undistributed earnings to non-vested participating securities and exclude non-cash items, as provided in the table above. We believe that Adjusted Net (Loss) / Income and Adjusted (Loss) / Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as loss on extinguishment of debt, stock based compensation, gain on FX forwards and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net (Loss) / Income and Adjusted (Loss) / Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Second Quarter 2025 TCE Rate Guidance:

As of the date hereof, approximately 79% of the Company fleet’s expected operating days in the second quarter of 2025 have been fixed at an estimated TCE rate of approximately $19,660. Assuming that for the remaining operating days of our index-linked time charters, the respective vessels’ TCE rate will be equal to the average Forward Freight Agreement (“FFA”) rate of $17,400 per day (based on the FFA curve as of May 23, 2025), our estimated TCE rate for the second quarter of 2025 will be approximately $19,0743. The following table provides the breakdown of index-linked charters and fixed-rate charters in the second quarter of 2025:

3 This guidance is based on certain assumptions and the Company cannot provide assurance that these TCE rate estimates, or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $17,400 based on the curve of May 23, 2025. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

	Operating Days	TCE
TCE - fixed rate (incl. FFA conversions)	728	$22,296
TCE – index-linked	1,098	$16,937
Total / Average	1,826	$19,074

First Quarter and Recent Developments:

Dividend Distribution for Q4 2024 and Declaration of Q1 2025 Dividend

On April 10, 2025, the Company paid a quarterly dividend of $0.10 per share for the fourth quarter of 2024 to all shareholders of record as of March 27, 2025.

The Company has declared a quarterly cash dividend of $0.05 per common share for the first quarter of 2025 payable on or about July 10, 2025, to all shareholders of record as of June 27, 2025.

Vessel Transactions and Commercial Updates

M/V Blueship – Bareboat Agreement and New T/C agreement

On February 25, 2025, the Company took delivery of a 2011-built Capesize dry bulk vessel of 178,459 dwt, built at Mitsui SB, through a six-month bareboat charter. The vessel was renamed M/V Blueship.

In March 2025, following the completion of her drydock, the M/V Blueship commenced a T/C employment with Nippon Yusen Kabushiki Kaisha (“NYK”), for a period of minimum 15 months to about 19 months. The gross daily hire is based on the 5 T/C routes of the BCI plus a fixed premium amount, while the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of 2 months to a maximum of 12 months based on the prevailing Capesize FFA curve.

M/V Meiship – Delivery and New T/C agreement

On February 27, 2025, the Company took delivery of a 207,851 dwt Newcastlemax bulk carrier, built in 2013 at Imabari Shipbuilding Co., Ltd., Saijo Shipyard, which was renamed M/V Meiship. Concurrently, the M/V Meiship commenced its T/C employment with Costamare Bulkers Inc. (“Costamare”), for a duration of about 12 to 15 months. The gross daily rate of the time charter agreement is based on a fixed rate and includes a profit-sharing structure based on the BCI. The acquisition of the vessel was financed with cash on hand and proceeds from the Piraeus Bank Facility agreement mentioned below.

M/V Championship – Time charter extension

In May 2025, the charterer of the M/V Championship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period will commence on November 1, 2025, for a duration of about 18 months to about 21 months. All main terms of the time charter remain materially the same.

Financing Updates

M/Vs Worldship, Honorship & Meiship - Piraeus Bank Facility agreement

In February 2025, the Company entered into a $53.6 million sustainability-linked senior credit facility to partially finance the acquisition of the M/V Meiship and to refinance the existing $24.0 million indebtedness of the M/Vs Worldship and Honorship with the same lender, at improved terms. The facility has a term of five years, while the interest rate is 2.05% plus term SOFR per annum, 55 bps lower than the rate of the refinanced agreement and can be further reduced based on certain emission reduction thresholds. The facility amortizes through 20 quarterly instalments of approximately $1.5 million and a $24.6 million balloon payment at maturity.

M/Vs Squireship & Friendship – Huarong Sale and Leaseback agreements

In March 2025, the Company entered into two separate sale and leaseback agreements totaling $34.5 million for the M/Vs Squireship and Friendship. The lessors are two Chinese entities affiliated with China Huarong Financial Leasing Co., Ltd. The proceeds were used to refinance the outstanding indebtedness of the respective vessels under a loan facility with Alpha Bank S.A. On March 20, 2025, the vessels were sold and chartered back on a bareboat basis for a period of five years. The Company has continuous options to purchase the vessels at predetermined prices, starting one year after the commencement date. The bareboat charter for the M/V Squireship amortizes in 20 quarterly installments of $0.5 million along with a purchase obligation of $8.5 million at charter expiry. The bareboat charter for the M/V Friendship amortizes in 20 quarterly installments of $0.4 million along with a purchase obligation of $7.7 million at charter expiry. Each financing bears interest at a rate of 3-month Term SOFR plus 2.15% per annum.

Other Updates

Facility agreement with United

In April 2025, the Company entered into an agreement to provide $2.0 million short-term bridge loan facility to United Maritime Corporation (“United”). The facility bears interest at an annual rate of 10.0% and is scheduled to mature on the earlier of (i) five business days following the completion of a vessel sale by United, or (ii) July 15, 2025.

Conference Call:

The Company’s management will host a conference call to discuss financial results on May 27, 2025, at 09:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call available through the Company’s website. To listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2025	December 31, 2024*
ASSETS
Cash and cash equivalents and restricted cash	30,900	34,916
Vessels, net, right-of-use asset and advance for vessel acquisition	546,883	488,192
Other assets	25,699	22,745
TOTAL ASSETS	603,482	545,853

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	318,728	257,588
Other liabilities	29,966	26,086
Stockholders’ equity	254,788	262,179
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	603,482	545,853

*Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2025	2024
Vessel revenue, net	23,676	37,774
Fees from related parties	530	519
Revenue, net	24,206	38,293
Expenses:
Voyage expenses	(716)	(774)
Vessel operating expenses	(12,544)	(11,070)
Management fees	(251)	(175)
General and administrative expenses	(4,056)	(4,629)
Depreciation and amortization	(8,325)	(6,846)
Loss on forward freight agreements, net	(18)	(78)
Operating (loss) / income	(1,704)	14,721
Other income / (expenses):
Interest and finance costs	(5,243)	(4,862)
Interest and other income	165	228
Loss on extinguishment of debt	(28)	-
Other, net	(19)	74
Total other expenses, net:	(5,125)	(4,560)
Net (loss) / income	(6,829)	10,161
Net (loss) / income attributable to common shareholders	(6,863)	9,698

Net (loss) / income per common share, basic and diluted	(0.34)	0.50
Weighted average number of common shares outstanding, basic	20,156,636	19,368,751
Weighted average number of common shares outstanding, diluted	20,156,636	19,475,630

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2025	2024
Net cash provided by operating activities	5,632	14,458

Vessels acquisitions and improvements	(33,666)	(2)
Advance for vessel acquisition	-	(7,816)
Finance lease prepayments and other initial direct costs	(8,150)	(305)
Due from related parties	76	-
Net cash used in investing activities	(41,740)	(8,123)

Proceeds from long-term debt and other financial liabilities	88,060	-
Repayments of long-term debt and other financial liabilities	(49,479)	(8,489)
Payments of financing and stock issuance costs	(719)	-
Payments of finance lease liabilities	(473)	(535)
Payments of repurchase of common stock	-	(843)
Dividends payments	(5,297)	(491)
Proceeds from issuance of common stock and warrants, net of underwriting fees and commissions	-	3,313
Net cash provided by / (used in) financing activities	32,092	(7,045)

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	5,508	4,679

Noncash investing activities
Vessels’ improvements	457	-
Right-of use assets and initial direct costs	23,747	-

Noncash financing activities
Dividends declared but not paid	2,090	2,001
Financing and stock issuance costs	595	614

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 21 vessels (2 Newcastlemax and 19 Capesize) with an average age of approximately 13.9 years and an aggregate cargo carrying capacity of approximately 3,803,918 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and between Russia and Ukraine; risks associated with the length and severity of pandemics, including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com